January 31, 2012

VIA EDGAR

Mary A. Cascio

Special Counsel

Office of International Corporate Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Registration No. 333-178626

Canada – Registration Statement on Schedule B

Request for Acceleration

Dear Ms. Cascio:

The Government of Canada, as registrant in connection with the Registration Statement on Schedule B (Registration No. 333-178626) filed with the Securities and Exchange Commission (the “SEC”) on December 20, 2011, as amended by Amendment No. 1 thereto filed with the SEC on January 31, 2012 (the “Registration Statement”), hereby requests that the effectiveness date of the Registration Statement be accelerated to 3:00 p.m. on January 31, 2012, or as soon thereafter as practicable.

Very truly yours,

/s/ Wayne Foster
Wayne Foster Director Financial Markets Division Financial Sector Policy Branch Department of Finance

cc:	David Burke

Robert W. Mullen, Jr.